SAGAMORE HOLDINGS, INC.
                         33 Wood Avenue South, Suite 600
                            Iselin, New Jersey 08830



August 9, 2005




Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC  20549


RE:   Sagamore Holdings, Inc.
      Amendment No. 4 to Form SB-2
      Filed July 28, 2005
      File No.  333-122822


Dear Mr. Spirgel:

      At the request of the Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission's letter dated August 2, 2005 regarding the Company's Amendment No.4 to Form SB-2 Registration Statement filed on July 28, 2005. We are providing the following letter containing our responses.


General


COMMENT 1.        We note your disclosure on page one that you recently  entered into a forbearance agreement with Comerica Bank to extend the maturity date of your revolver under the credit facility from July 1, 2005 to August 1, 2005. Please revise your disclosure, in the summary, risk factors and management's discussion and analysis, to indicate whether you have further extended the maturity date, and, if you have not, what your financial obligations are to Comerica Bank, Jaco and any other lenders, in light of the outstanding balance under the facility, the facility's maturity date and your default that apparently has not been waived.

                  In addition, if you have not further, extended the maturity date or replaced the facility, then include a risk factor that discusses the investment risk to holders of your common stock in the event that you liquidate your business; we note on page one you mention liquidation of your business as a possibility.


RESPONSE:         Effective August 1, 2005, the Company extended the Forbearance agreement to September 1, 2005 and the related disclosures in the registration statement have been revised.

Management's Discussion and Analysis, page 22

Overview, page 22


COMMENT 2.        If your credit facility has matured, please accordingly revise your disclosure of how you intend to meet your financial obligations over the next twelve months.


RESPONSE:         As discussed in our comment 1 above, effective August 1, 2005, the Company extended the Forbearance agreement to September 1, 2005.


COMMENT 3.        We note your  response to our prior  comment one,  but,  given that you still indicate reliance on "cash flows from operating activities that [management] expects" to meet your financial obligations through April 2006, please describe the level of cash flows from operating activities that management expects and the basis for such expectation. For example, if management expects that increased cash flows over the next year are necessary (as compared to the last completed fiscal year) to meet its financial obligations, describe the magnitude of the increase necessary and why management believes it is possible for the company to attain such cash flow levels.


RESPONSE:         Management  does not believe  that the Company will be able to generate cash flows from operating activities through at least
                  April 3, 2006. Accordingly, the reference to the expected generation of cash flows from operating activities has been deleted from the section of Management's Discussion and Analysis related to Going Concern Matters. The section related to management's plans in the Overview section of MD&A has been modified as highlighted below:

                  In addition to seeking a waiver and an extension of the due date from the credit facility lender, the Company has filed this registration statement with the Securities Exchange Commission which, if and when effective, will, in the opinion of management, enable it to have the ability to access the public equity markets and obtain additional capital. However, there can be no assurances that the Company will be able to raise any additional capital in the public equity markets. If it is unable to obtain a waiver and an extension, the Company plans on attempting to replace its credit facility with a loan from a different lender. There are no assurances that it will be able to do so, and if it does, the cost of such facility may be higher than its current costs. If the Company cannot satisfactorily replace the credit facility, there would be insufficient liquidity to meet its current obligations through at least April 3, 2006 and it would have to examine other strategic alternatives, including raising capital in the public equity markets, or a possible sale or liquidation of its business.

                  Management believes, but cannot assure, that the Company will be able to either extend the maturity date of the credit facility, replace the credit facility with a loan from a different lender or obtain additional equity financing and, that the Company will be able to meet its financial obligations through April 2006. Management does not believe that the Company will be able to generate cash flows from operating activities through at least April 3, 2006.

Results of Operations, page 24


COMMENT 4.        We note your response to our prior comment two.  Disclose,  in your discussion of results of operations within management's discussion and analysis and within the notes to the financial statements of Nexus, the amount and timing of and reasons for each of the inventory obsolescence charges. In addition, confirm for us that these charges are included within "cost of sales" in your statement of operations.


RESPONSE:         As explained in our response to your prior Comment 2, prior to the  acquisition  of  Nexus  by  Sagamore,  Nexus  had  been a division  of the  seller.  As such,  Nexus had never  prepared financial  statements that had been separately  audited.  As a result of the preparation of the financial statements of Nexus and the  related  audits  for the  period  from  July 1,  2004 through  October 3, 2004 and the years ended June 30, 2004 and
                  2003,  which  was done in  connection  with and at the time of
                  Sagamore's   acquisition   and  the  initial   filing  of  its
                  registration  statement,  Sagamore  determined,  in accordance
                  with  generally  accepted  accounting  principles,   that  the
                  audited preacquisition financial statements of Nexus needed to reflect charges for obsolete inventory totaling  approximately
                  $2,000,000.  However,  our prior response and the  information included in Risk Factors and  Management's  Discussion  in the
                  previous  amendment did not disclose that substantially all of those charges  related to obsolete  inventory that was on hand as of June  30,  2002.  As a  result,  charges  for  inventory obsolescence  for the period from July 1, 2004 through October
                  3, 2004 and the years  ended  June 30,  2004 and 2003 were not
                  material.   We  have  made   revisions  to  Risk  Factors  and
                  Management's   Discussion,   our   discussion  of  results  of
                  operations within management's discussion and analysis and within the notes to the financial statements of Nexus to clarify that the obsolescence charges did not materially affect the results of operations of Nexus in any of the periods presented in the registration statement.


Where You Can Find More Information, page 45


COMMENT 5.        Please  revise to include  the  current  address of our public reference room in Washington, D.C. at 100 F. Street, N.E.


RESPONSE:         We have updated the disclosure as requested.





Sincerely,

/s Robert Farell
Robert Farrell
Chief Executive Officer